Agustín Melgar [redacted] tal No. 1
C.P. [redacted] México
[redacted] 1-24-96

INDUSTRIAS CH, S.A. DE C.V.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the nine-month period ended September 30, 2005, as presented to the Comision Nacional Bancaria y de Valores (the "CNBV") are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

Enclosures

11/18

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

INDUSTRIAS CH, S.A. DE C.V.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the nine-month period ended September 30, 2005, as presented to the Comision Nacional Bancaria y de Valores (the "CNBV") are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

Enclosures

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**19,428,877**	**100**	**13,010,831**	**100**
2	**ACTIVO CIRCULANTE**	**9,894,154**	**51**	**4,859,484**	**37**
3	EFECTIVO E INVERSIONES TEMPORALES	836,273	4	685,140	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,465,673	18	1,722,215	13
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	268,065	1	170,610	1
6	INVENTARIOS	5,163,136	27	2,085,330	16
7	OTROS ACTIVOS CIRCULANTES	161,007	1	196,189	2
8	**LARGO PLAZO**	**0**	**0**	**10,661**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	10,661	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**8,760,691**	**45**	**7,886,210**	**61**
13	INMUEBLES	3,594,803	19	3,743,087	29
14	MAQUINARIA Y EQUIPO INDUSTRIAL	9,010,373	46	8,201,072	63
15	OTROS EQUIPOS	219,662	1	171,400	1
16	DEPRECIACION ACUMULADA	4,439,610	23	4,253,637	33
17	CONSTRUCCIONES EN PROCESO	375,463	2	24,288	0
18	**ACTIVO DIFERIDO (NETO)**	**774,032**	**4**	**254,476**	**2**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**6,540,308**	**100**	**3,770,539**	**100**
21	**PASIVO CIRCULANTE**	**2,433,589**	**37**	**1,123,730**	**30**
22	PROVEEDORES	1,339,274	20	667,224	18
23	CREDITOS BANCARIOS	17,631	0	0	0
24	CREDITOS BURSATILES	3,277	0	3,566	0
25	IMPUESTOS POR PAGAR	313,638	5	144,347	4
26	OTROS PASIVOS CIRCULANTES	759,769	12	308,593	8
27	**PASIVO A LARGO PLAZO**	**697,133**	**11**	**0**	**0**
28	CREDITOS BANCARIOS	697,133	11	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,376,731**	**52**	**2,356,923**	**63**
32	**OTROS PASIVOS**	**32,855**	**1**	**289,886**	**8**
33	**CAPITAL CONTABLE**	**12,888,569**	**100**	**9,240,292**	**100**
34	**PARTICIPACION MINORITARIA**	**1,220,442**	**9**	**1,006,893**	**11**
35	**CAPITAL CONTABLE MAYORITARIO**	**11,668,127**	**91**	**8,233,399**	**89**
36	**CAPITAL CONTRIBUIDO**	**7,088,577**	**55**	**5,195,207**	**56**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,098,604	40	3,484,908	38
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	958,764	7	931,600	10
39	PRIMA EN VENTA DE ACCIONES	1,031,209	8	778,699	8
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,579,550**	**36**	**3,038,192**	**33**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	3,161,031	25	1,933,975	21
43	RESERVA PARA RECOMPRA DE ACCIONES	1,051,906	8	321,914	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(600,920)	(5)	(645,424)	(7)
45	**RESULTADO NETO DEL EJERCICIO**	967,533	8	1,427,727	15

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**836,273**	**100**	**685,140**	**100**
46	EFECTIVO	127,353	15	685,140	100
47	INVERSIONES TEMPORALES	708,920	85	0	0
18	**CARGOS DIFERIDOS**	**774,032**	**100**	**254,476**	**100**
48	GASTOS AMORTIZABLES (NETO)	601,469	78	254,476	100
49	CREDITO MERCANTIL	166,988	22	0	0
50	IMPUESTOS DIFERIDOS	13	0	0	0
51	OTROS	5,562	1	0	0
21	**PASIVO CIRCULANTE**	**2,433,589**	**100**	**1,123,730**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,826,576	75	129,119	11
53	PASIVOS EN MONEDA NACIONAL	607,013	25	994,611	89
24	**CREDITOS BURSATILES CORTO PLAZO**	**3,277**	**100**	**3,566**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	3,277	100	3,566	100
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**759,769**	**100**	**308,593**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	759,769	100	308,593	100
27	**PASIVO A LARGO PLAZO**	**697,133**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	697,133	100	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,376,731**	**100**	**2,356,923**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,237,203	96	2,356,923	100
67	OTROS	139,528	4	0	0
32	**OTROS PASIVOS**	**32,855**	**100**	**289,886**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	32,855	100	289,886	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(600,920)**	**100**	**(645,424)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(789,045)	(131)	(797,180)	(124)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	188,125	31	151,756	24

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	7,460,565	3,735,754
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	74	24
75	NUMERO DE EMPLEADOS (*)	1,603	1,113
76	NUMERO DE OBREROS (*)	4,034	2,206
77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	120,169,248
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**10,191,439**	**100**	**5,663,058**	**100**
2	COSTO DE VENTAS	7,859,293	77	3,401,815	60
3	**RESULTADO BRUTO**	**2,332,146**	**23**	**2,261,243**	**40**
4	GASTOS DE OPERACION	795,961	8	612,405	11
5	**RESULTADO DE OPERACION**	**1,536,185**	**15**	**1,648,838**	**29**
6	COSTO INTEGRAL DE FINANCIAMIENTO	201,398	2	582	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,334,787**	**13**	**1,648,256**	**29**
8	OTRAS OPERACIONES FINANCIERAS	(30,681)	0	(16,464)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,365,468**	**13**	**1,664,720**	**29**
10	PROVISION PARA IMPUESTOS Y P.T.U.	239,122	2	230,888	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,126,346**	**11**	**1,433,832**	**25**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,126,346**	**11**	**1,433,832**	**25**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,126,346**	**11**	**1,433,832**	**25**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(168,291)	(3)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,126,346**	**11**	**1,602,123**	**28**
19	PARTICIPACION MINORITARIA	158,813	2	174,396	3
20	**RESULTADO NETO MAYORITARIO**	**967,533**	**9**	**1,427,727**	**25**

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**10,191,439**	**100**	**5,663,058**	**100**
21	NACIONALES	6,091,704	60	4,693,626	83
22	EXTRANJERAS	4,099,735	40	969,432	17
23	CONVERSION EN DOLARES (***)	379,932	4	81,795	1
6	***COSTO INTEGRAL DE FINANCIAMIENTO***	**201,398**	**100**	**582**	**100**
24	INTERESES PAGADOS	17,458	9	15,612	2,682
25	PERDIDA EN CAMBIOS	219,788	109	5,698	979
26	INTERESES GANADOS	50,166	25	27,025	4,643
27	GANANCIA EN CAMBIOS	27,795	14	33,748	5,799
28	RESULTADO POR POSICION MONETARIA	42,113	21	40,045	6,881
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	***OTRAS OPERACIONES FINANCIERAS***	***(30,681)***	***100***	***(16,464)***	***100***
29	OTROS GASTOS Y (PRODUCTOS) NETO	(30,681)	(100)	(16,464)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**239,122**	**100**	**230,888**	**100**
32	I.S.R.	388,197	162	23,271	10
33	I.S.R. DIFERIDO	(149,075)	(62)	207,617	90
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	10,701,010	6,059,473
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	12,910,113	7,187,808
39	RESULTADO DE OPERACION (**)	1,957,168	1,822,751
40	RESULTADO NETO MAYORITARIO (**)	1,455,633	1,668,693
41	RESULTADO NETO (**)	1,653,510	1,867,702

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: ICH TRIMESTRE: 3 AÑO: 2005

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,094,497**	**100**	**1,910,920**	**100**
2	COSTO DE VENTAS	4,284,343	84	939,318	49
3	**RESULTADO BRUTO**	**810,154**	**16**	**971,602**	**51**
4	GASTOS DE OPERACION	344,525	7	264,985	14
5	**RESULTADO DE OPERACION**	**465,629**	**9**	**706,617**	**37**
6	COSTO INTEGRAL DE FINANCIAMIENTO	152,757	3	25,541	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**312,872**	**6**	**681,076**	**36**
8	OTRAS OPERACIONES FINANCIERAS	(19,041)	0	(3,557)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**331,913**	**7**	**684,633**	**36**
10	PROVISION PARA IMPUESTOS Y P.T.U.	910	0	86,966	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**331,003**	**6**	**597,667**	**31**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**331,003**	**6**	**597,667**	**31**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**331,003**	**6**	**597,667**	**31**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(58,232)	(3)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**331,003**	**6**	**655,899**	**34**
19	PARTICIPACION MINORITARIA	75,529	1	81,448	4
20	**RESULTADO NETO MAYORITARIO**	**255,474**	**5**	**574,451**	**30**

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,094,497**	**100**	**1,910,920**	**100**
21	NACIONALES	1,780,770	35	1,714,599	90
22	EXTRANJERAS	3,313,727	65	196,321	10
23	CONVERSION EN DOLARES (***)	307,575	6	16,823	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**152,757**	**100**	**25,541**	**100**
24	INTERESES PAGADOS	11,285	7	30,585	120
25	PERDIDA EN CAMBIOS	160,662	105	5,081	20
26	INTERESES GANADOS	14,870	10	9,843	39
27	GANANCIA EN CAMBIOS	24,794	16	25,125	98
28	RESULTADO POR POSICION MONETARIA	20,474	13	24,843	97
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(19,041)**	**100**	**(3,557)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(19,041)	(100)	(3,557)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**910**	**100**	**86,966**	**100**
32	I.S.R.	86,142	9,466	8,137	9
33	I.S.R. DIFERIDO	(85,232)	(9,366)	78,829	91
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,126,346**	**1,602,123**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	487,122	26,182
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,613,468**	**1,628,305**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,410,636)	(517,374)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(797,168)**	**1,110,931**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	558,842	(20,404)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,867,240	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**2,426,082**	**(20,404)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,441,260)**	**(1,191,863)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	187,654	(101,336)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	648,619	786,476
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	836,273	685,140

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**487,122**	**26,182**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	287,141	217,130
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	191,993	7,458
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	42,113	(18,440)
17	+ (-) OTRAS PARTIDAS	(34,125)	(179,966)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,410,636)**	**(517,374)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(2,040,614)	(926,214)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,742,162)	(243,076)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(176,414)	47,895
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	467,375	301,609
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	1,081,179	302,412
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**558,842**	**(20,404)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	16,369	(660)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	697,133	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(154,660)	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	(19,744)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,867,240**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,613,696	
31	(-) DIVIDENDOS PAGADOS	0	
32	+ PRIMA EN VENTA DE ACCIONES	253,544	
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,441,260)**	**(1,191,863)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(1,387,993)	(1,217,865)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	(53,267)	(8,268)
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	34,270

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	11.05	%	28.29	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	12.48	%	20.27	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	8.51	%	14.35	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(3.74)	%	(2.50)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.66	veces	0.55	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.47	veces	0.91	veces
8	ROTACION DE INVENTARIOS (**)	1.87	veces	2.15	veces
9	DIAS DE VENTAS POR COBRAR	80	días	71	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.02	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	33.66	%	28.98	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.51	veces	0.41	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	38.59	%	3.42	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	7.96	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	87.99	veces	105.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.97	veces	1.91	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	4.07	veces	4.32	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.94	veces	2.47	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.51	veces	1.29	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	34.36	%	60.97	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	15.83	%	28.75	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(23.65)	%	(9.14)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(45.66)	veces	71.16	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	23.03	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	76.97	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	96.30	%	102.18	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 3.79		$ 15.02	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$ .00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 26.73		$ 68.52	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.91	veces	1.00	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	6.41	veces	4.93	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

El día 10 de septiembre de 2004, Industrias CH, S. A. de C. V. a través de su subsidiaria Grupo Simec, S.A. de C.V. finiquito completamente la adquisición de los inventarios, terrenos, edificios, maquinaria y equipo, absorbiendo el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula Puebla; que eran propiedad de Industrias Ferricas del Norte, S.A. de C.V. (Corporación Sidenor España) donde el monto pagado ascendió aproximadamente a $ 135 millones de dólares, la inversión se realizo con recursos propios. Se empezó a operar la Siderurgica Tlaxcala y la planta Cholula Puebla, desde el 01 de agosto, por lo que los resultados de operación de ambas plantas se están reflejando en los resultados desde el tercer trimestre del 2004.

El 22 de julio de 2005, Industrias CH, S. A. de C. V., y su subsidiaria Grupo Simec, S. A. de C. V., adquirieron las acciones en circulación de PAV Republic, inc. ("Republic"). La transacción fue valuada en $ 229 millones de dólares. De donde Industrias CH, adquirió el 49.8% de las acciones representativas de Republic mientras que su subsidiaria Grupo Simec, compro el 50.2% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Se comenzó a operar la planta de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados de este tercer trimestre del 2005, a partir de la fecha de adquisiciòn.

Para dar cumplimiento con lo establecido en el articulo 35 de la circular única de emisoras en el ultimo párrafo del inciso I en donde nos menciona que en la información trimestral que presenta la emisora correspondiente al trimestre en que surte efectos la Reestructuración Corporativa Relevante y durante los 3 siguientes, deberá incluir en sus notas, para efectos comparativos, un estado financiero con cifras pro forma en el que se presente la situación financiera de la emisora como si la Reestructuración respectiva hubiera surtido efectos en el ejercicio anterior. Así mismo el articulo 81 inciso IV de la circular única de emisoras nos marca que los estados financieros pro forma deberán presentar o excluir el impacto de operaciones sobre la situación financiera de la emisora, o bien, de modificaciones en la aplicación de políticas, criterios, o practicas contables, como si las mencionadas operaciones o modificaciones hubiesen o no, según sea el caso, surtido efectos a la fecha que se refieran dichos estados financieros pro forma. En todo caso, los estados financieros pro forma deberán elaborarse en la medida de lo posible, siguiendo los mismos principios contables conforme a los cuales se elaboran sus estados financieros. La información financiera deberá incluir en columnas comparativas, cifras base, cifras de ajuste pro forma y cifras pro forma resultantes, así como acompañarse de notas complementarias que expliquen claramente las bases de preparación.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
NUEVE MESES TERMINADOS AL 30 DE SEPTIEMBRE DE

	2005			
	ICH SIN APIZACO, CHOLULA Y REPUBLIC	APIZACO Y CHOLULA	REPUBLIC	ICH CONSOLIDADO
TONELADAS VENDIDAS	689,309	324,026	1,271,350	2,288,685
VENTAS NETAS	5,244,852	2,119,100	12,442,094	19,806,046
COSTO DE VENTAS	3,700,943	1,539,611	11,072,706	16,253,260
RESULTADO BRUTO	1,543,909	579,489	1,429,388	3,552,786
GASTOS DE OPERACION	495,262	185,991	691,949	1,373,202
RESULTADO DE OPERAC.	1,048,647	393,798	737,439	2,179,884
COSTO INT. DE FIN.	170,660	9,210	108,365	288,235
OTROS GTOS. (IGRE.)	(23,935)	(7)	(13,598)	(37,540)
IMPUESTOS	138,538	68,750	241,601	448,897
PARTIDAS EXTRAOR.	0	0	(19,276)	(19,276)
RESULTADO NETO	631,829	315,837	420,437	1,368,013

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
NUEVE MESES TERMINADOS AL 30 DE SEPTIEMBRE DE

	2004			
	ICH SIN APIZACO, CHOLULA Y REPUBLIC	APIZACO Y CHOLULA	REPUBLIC	ICH COSOLIDADO
Toneladas vendidas	694,278	270,359	1,228,788	2,193,425
Ventas netas	3,033,154	1,769,651	9,932,256	14,735,061
Costo de ventas	2,166,152	1,209,993	9,112,644	12,488,789
Resultado bruto	867,002	559,658	819,612	2,246,272
Gasto de operación	494,943	286,064	425,419	1,206,426
Resultado de operación	372,059	273,594	394,193	1,039,846
Costo integral de financ.	(12,597)	61,760	174,434	223,597
Otros gastos (ingresos)	(204)	15,278	(1,693)	13,381
Impuestos	55,401	0	82,016	137,417
Partidas Extraordinarias	150,020	0	(104,172)	45,848
Resultado Neto	431,760	196,556	243,608	871,924

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE SITUACION FINANCIERA
(MILES DE PESOS)
30 DE SEPTIEMBRE DE

	---2005---	----------Pro forma 2004---------		
	ICH CONSOLIDADO	ICH SIN REPUBLIC	AJUSTES REPUBLIC	ICH CONSOLIDADO PRO-FORMA
Activo Circulante	9,894,154	4,859,482	4,076,837	8,936,319
Activo a Largo Plazo	0	10,661	0	10,661
Inmue.,Planta y equipO	8,760,691	7,053,955	167,745	8,053,955
Activo Diferido	774,032	254,476	146,291	400,767
Activo Total	19,428,877	13,010,832	4,390,873	17,401,705
Pasivo Circulante	2,433,589	1,123,730	1,231,576	2,355,306
Pasivo Largo Plazo	697,133	0	2,329,526	2,329,526
Créditos Diferidos	3,376,731	2,536,923	5,389	2,362,312
Capital Contable	12,888,569	9,240,293	824,382	10,064,675

El estado de resultados pro-forma incluye la información por el periodo de enero a julio del 2004 de las compañías Atlax y Metamex que eran las propietarias de las plantas de Cholula y Puebla, y para los estados de resultados de Republic se consideraron los resultados de enero a septiembre de 2004 y enero a julio 22 del 2005 que le correspondieron a los anteriores dueños de Republic.
El estado de situación financiera al 30 de septiembre de 2005 incluye todas las plantas y para el estado de situación financiera pro-forma del 2004 se incluye la información de Republic a esa fecha.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

Resultados de Operación

Nueve meses terminados al 30 de septiembre de 2005 comparados con los nueves meses terminados al 30 de septiembre de 2004

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 79%, de Ps. 5,663 millones durante los nueve meses terminados al 30 de septiembre de 2004 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por Ps. 503 millones) a Ps. 10,191 millones en el mismo período del 2005 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por Ps. 2,119 millones y las ventas de las nuevas plantas de Republic por $ 2,827 millones). Las ventas en toneladas de productos de acero básico aumentaron un 67% a 1,339,000 toneladas en los nueve meses terminados al 30 de septiembre de 2005 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 324,026 toneladas y las ventas de las nuevas plantas de Republic por 308,719 toneladas) comparadas con las 801,000 toneladas en el mismo período de 2004 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 64,427 toneladas). Las toneladas de producto vendidas en el extranjero en los nueve meses terminados al 30 de septiembre de 2005 aumentaron el 287% a 480,000 toneladas (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 17,626 toneladas y las ventas de las nuevas plantas de Republic por 308,719) comparadas con las 124,000 toneladas del mismo período del año anterior (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 1,205 toneladas), debido a los mejores márgenes en el período 2005 comparados contra el mismo período de 2004.

Costo de Ventas
El costo directo de ventas aumentó el 131% de Ps. 3,402 millones en los nueve meses terminados al 30 de septiembre de 2004 (incluyen el costo de ventas de las nuevas plantas de Apizaco y Tlaxcala por Ps. 314 millones) a Ps. 7.859 millones en el mismo período de 2005 (incluyen el costo de ventas de las nuevas plantas de Apizaco y Tlaxcala por Ps. 1,540 millones y el costo de ventas de las nuevas plantas de Republic por Ps. 2,619 millones que incluyen Ps. 191 millones ($17.6 millones de dólares) por el efecto en la aplicación del boletín B-7 adquisiciones de negocios del Instituto Mexicano de Contadores Públicos y los principios de contabilidad americanos (Financial Accounting Standards Board FASB 141), esta partida no tiene efecto en el flujo de efectivo de la Compañía). Con respecto a ventas, en los nueve meses terminados al 30 de septiembre de 2005, el costo representa el 77 % comparado contra el 60 % del mismo período de 2004. El costo de ventas sin considerar Republic), aumentó aproximadamente el 11 % en los nueve meses terminados al 30 de septiembre de 2005 comparado contra el mismo período de 2004, debido principalmente al aumento en los precios de la chatarra, electricidad y gas.

Utilidad Bruta
La utilidad bruta de la Compañía para los nueve meses terminados al 30 de septiembre de 2005 aumentó el 3% a Ps. 2,332 millones (incluyen la utilidad bruta de las nuevas plantas de Apizaco y Cholula por Ps. 579 millones y la utilidad bruta de las nuevas plantas de Republic por Ps. 209 millones) comparados con los Ps. 2,261 millones del mismo período de 2004 (incluyen la utilidad bruta de las nuevas plantas de Apizaco y Cholula por Ps. 189 millones). La utilidad bruta como porcentaje respecto a las ventas netas para los nueve meses terminados al 30 de septiembre de 2005 fue del 23% comparada contra el 40% en el mismo período de 2004.

Gastos de Operación
Los gastos de venta, y de administración, aumentaron el 30% a Ps. 796 millones en los nueve meses terminados al 30 de septiembre de 2005 (incluyen los gastos de las nuevas plantas de Apizaco y Cholula por Ps. 184 millones y los gastos de las nuevas plantas de Republic por Ps. 115 millones) respecto a los Ps. 612 millones del mismo período de 2004 (incluyen los gastos de las nuevas plantas de Apizaco y Cholula por Ps. 54 millones).

Utilidad de Operación
La utilidad de operación disminuyo el 7% de Ps. 1,649 millones en los nueve meses terminados al 30 de septiembre de 2004 (incluyen la utilidad de operación de las nuevas plantas de Apizaco y Cholula por Ps. 135 millones) a Ps. 1,536 millones en el mismo período de 2005 (incluyen la utilidad de operación de las nuevas plantas de Apizaco y Cholula por Ps. 395 millones y la utilidad de operación de las nuevas plantas de Republic por Ps. 94 millones). Con respecto a ventas, el margen de operación de ICH disminuyó 14 puntos porcentuales al pasar de 29% en los nueve meses terminados al 30 de septiembre de 2004 al 15% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía por los nueve meses terminados al 30 de septiembre de 2005, fue un gasto de Ps. 201 millones comparados con los Ps. 0.6 millones de gasto para el mismo período del 2004. Los ingresos por intereses netos fueron de Ps. 33 millones en los nueve meses terminados el 30 de septiembre de 2005 comparados contra los Ps. 11 millones de ingresos por intereses netos en el mismo período de 2004.

El resultado cambiario neto de la Compañía fue aproximadamente una pérdida de Ps. 192 millones en los nueve meses terminados al 30 de septiembre de 2005 en comparación con la utilidad cambiaria de Ps. 28 millones en el mismo período de 2004, originadas por una revaluación del peso sobre el dólar del 3.7% en los nueve meses terminados al 30 de septiembre de 2005 y de la devaluación del peso sobre el dólar del 1.6% en los nueve meses terminados al 30 de septiembre de 2004. ICH registró una pérdida por posición monetaria de Ps. 42 millones en los nueve meses terminados al 30 de septiembre de 2005, en comparación con la pérdida de Ps. 40 millones en el mismo período de 2004, debido a la inflación acumulada del 1.7% y 3.4% en los nueve meses terminados al 30 de septiembre de 2005 y 2004 respectivamente.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 31 millones para los nueve meses terminados al 30 de septiembre de 2005 comparados contra otros ingresos netos por Ps. 16 millones por el mismo período de 2004 (incluye ingreso por recuperación de cuenta provisionada como incobrable por Ps. 12 millones y otros ingresos netos por Ps. 4 millones).

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 239 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores en los nueve meses terminados al 30 de septiembre de 2005 (incluye el efecto favorable por Ps. 149 millones en la aplicación del Boletín D-4 del Instituto Mexicano de Contadores Públicos de impuestos diferidos en vigor desde el 1 de enero del año 2000), comparados con los Ps. 231 millones de provisión para el mismo período del año anterior (incluye la provisión por Ps. 208 millones en la aplicación del Boletín D-4 del Instituto Mexicano de Contadores Públicos de impuestos diferidos en vigor desde el 1 de enero del año 2000).

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 159 millones en los nueve meses terminados al 30 de septiembre de 2005, Comparados con los Ps. 174 millones del mismo periodo del 2004.

Utilidad (Pérdida) Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 1,126 millones en los nueve meses terminados al 30 de septiembre de 2005 contra una utilidad neta de Ps. 1,602 millones para el mismo período del año anterior.

Adquisiciones de Negocios
De acuerdo a las disposiciones del Boletín B-7 del Instituto Mexicano de Contadores Públicos y los principios de contabilidad americanos (Financial Accounting Standards Board FASB 141), se debe determinar el costo de compra de los activos adquiridos y los pasivos asumidos de una compañía, el efecto por la aplicación de esta disposición fue un cargo a resultados por Ps. 191 millones ($17.6 millones de dólares) esta partida no tiene efecto en el flujo de efectivo de la Compañía).

Impuestos Diferidos
De acuerdo a las disposiciones del Boletín D-4 del Instituto Mexicano de Contadores Públicos, a partir del 1 de enero del 2000 las compañías que reporten bajo principios contables mexicanos están obligadas a registrar impuestos diferidos utilizando la metodología de balance. La compañía registró al 30 de septiembre de 2005 un pasivo diferido por Ps. 3,237 millones comparados con los Ps. 2,357 millones registrados al 30 de septiembre de 2004. En el estado de resultados se refleja una disminución del gasto por impuestos de Ps. 149 millones en los nueve meses terminados al 30 de septiembre de 2005, comparados contra una provisión de gasto por impuestos de Ps. 208 millones para el mismo período del año anterior. Estas partidas no tienen efecto en el flujo de efectivo de la compañía.

Situación Financiera, Liquidez y Recursos de Capital
Al 30 de septiembre del 2005 la deuda financiera de ICH asciende a Ps. 718 millones ($66.3 millones de dólares), de los cuales $ 61.3 millones se le deben a GE capital, $ 4.7 millones de dólares al Ohio Department of Development Loan y al saldo de capital pendiente de pago de las MTN's por Ps. 3.3 millones ($302,000 dólares y los intereses por pagar ascienden a $302,803 dólares). Al 31 de diciembre de 2004 ICH tenía una deuda de 13.9 millones de dólares, que incluye una carta de crédito refinanciada por $13.6 millones de dólares.

Debido a que se ha pagado totalmente la deuda bancaria con garantía, que tenia la subsidiaria Simec nos encontramos en el proceso de cancelar las garantías y restricciones operativas que se tenían en el contrato de reestructura firmado con los bancos, lo que le permitirá liberar la hipoteca industrial y las limitantes financieras que incluían, entre otras, limitaciones en la disposición de activos y la aplicación de los recursos obtenidos por dichas disposiciones.

El día 10 de septiembre del 2004, ICH a través de su subsidiaria Grupo Simec, finiquitó completamente la adquisición de los inventarios, terrenos, edificios, maquinaria y equipo y absorbió el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula, Puebla; que eran propiedad de Industrias Férricas del Norte, S.A. (Corporación Sidenor de España) donde el monto pagado

ascendió aproximadamente a $135 millones de dólares, la inversión fue financiada con recursos propios de ICH.

ICH comenzó a operar la siderúrgica de Apizaco, Tlaxcala y la planta de Cholula, Puebla desde el 1 de agosto, por lo que los resultados de operación de ambas plantas se están reflejando en los resultados desde el tercer trimestre del 2004.

El 22 de julio de 2005, Industrias CH ("ICH") y su subsidiaria Grupo Simec adquirieron las acciones en circulación de PAV Republic Inc. ("Republic"). La transacción fue valuada en $ 229 millones de dólares, Simec adquirió el 50.2% de las acciones representativas de Republic e ICH adquirió el 49.8% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Al 30 de septiembre de 2005 la deuda financiera de "Republic" asciende a $66 millones de dólares (Ps. 715 millones de pesos) con una tasa de interés promedio del 6.02% Republic es el líder del mercado de los Estados Unidos de América en aceros especiales (Special Bar Quality-SBQ- por sus siglas en inglés) y junto con Simec constituyen desde ahora el principal productor de aceros especiales en el continente americano.

De acuerdo al Estado de Cambios en la Situación Financiera, los recursos netos de ICH provenientes de actividades de operación utilizados en el período del 1 de enero al 30 de septiembre de 2005 fueron Ps. 797 millones (incluyen los efectos de la compra de Republic) en comparación a los Ps. 1,111 millones de recursos generados en el mismo período del año anterior. Los recursos generados por actividades de financiamiento en el período del 1 de enero al 30 de septiembre del 2005 ascendieron a Ps. 2,426 millones en comparación con los Ps. 20 millones de recursos utilizados en el mismo período de 2004 (incluyen el prepago de créditos bancarios por Ps. 20 millones). Los recursos netos utilizados en actividades de inversión (inmuebles, planta y equipo, otros activos y pasivos a largo plazo) ascendieron a Ps. 1,441 millones en el período del 1 de enero al 30 de septiembre de 2005 (incluyen los activos fijos adquiridos de Republic por Ps. 1,328 millones) en comparación a los recursos netos utilizados por Ps. 1,192 millones en el mismo periodo de 2004 (incluyen la adquisición de las plantas de Apizaco y Cholula).

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2 **CONSOLIDADO**
Impresión Final

INDUSTRIAS CH, S.A. DE C.V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACION Y VENTA DE ACEROS ESPECIALES, TUBERIA UTILIZADA PARA LA CONSTRUCCION DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCION, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MEXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACION:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑIA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MAS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACION DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACION SE EFECTUO CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑIAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

LAS COMPAÑIAS INCLUIDAS SON LAS SIGUIENTES:

INDUSTRIAS CH, S.A. DE C.V.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERIAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACION DE EMPRESAS CH, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V.
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LAMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.

CIA. SIDERURGICA DE CALIFORNIA, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERURGICOS DE CALIDAD, S.A. DE C.V.

INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRACION DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA, S. A. DE C. V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
PAV REPUBLIC, INC.
(1) COMPAÑIA EN SUSPENSION DE ACTIVIDADES

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPOSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACION. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PERDIDAS EN VALUACION SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALUAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICION O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DE LA ULTIMA PRODUCCION DEL MES.
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGIAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTORICO ACTUALIZADO POR LOS INDICES DE INFLACION DE LA INDUSTRIA DEL ACERO.

LA COMPAÑIA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTORICOS Y TENDENCIAS DE PRODUCCION, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICION DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL TERCER TRIMESTRE DEL 2005.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y

EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS INDICES INFLACIONARIOS DEL PAIS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACION CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCION O INSTALACION, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACION HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACION DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL METODO DE LINEA RECTA, CON BASE EN LA VIDA UTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS UTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN.

OTROS ACTIVOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TECNICA, GASTOS DE ORGANIZACION Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TECNICA QUE SE PRESENTE A SU VALOR HISTORICO. LA AMORTIZACION SE CALCULA POR EL METODO DE LINEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

PROVISIONES

LA COMPAÑIA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACION, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACION DE SERVICIOS ES VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGUEDAD.

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGUEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CALCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACION. LA AMORTIZACION DEL COSTO DE LOS SERVICIOS ANTERIORES, QUE NO SE HA RECONOCIDO, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2004, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 17 AÑOS.

LAS DEMAS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE PUEDE TENER DERECHO EL PERSONAL, SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGAN.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑIA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACION PARA PRESENTAR DECLARACION CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑIA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPOSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACION FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACION, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MEXICO.

LA PTU SE CALCULA PRACTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACION.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 30 DE SEPTIEMBRE DE 2005, LAS COMPAÑIAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL METODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASI COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CREDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRAN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, UNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACION ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGUN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑIA ESTARA SUJETA A LA DISPOSICION LEGAL QUE REQUIERE EL 5% DE UTILIDAD DE CADA EJERCICIO QUE SERA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑIAS EXCEPTO EN FORMA DE DIVIDENDOS.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VTA, DIST. Y MAQUILA DE TUBO	50	99.99	15	26,534
2 SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASEDE SERVICIOS	1	99.99	1	(4,399)
3 ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACERO	50	99.99	50	(26,802)
4 CIA MEX. DE PERF. Y TUBOS, S.A. DE C.V.	FABRIC. DE PERF. Y TUBULARES	445,000	99.99	1	24,297
5 INMOBILIARIA PYTSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	54,750
6 PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	123,628,404	99.99	4,963	79,194
7 INMOBILIARIA PROCARSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	1,488
8 TUBERIAS PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	588,927,239	99.99	23,644	2,929,121
9 OPERADORA PROCARSA, S.A. DE C.V.	COMP. VTA, DISTRIB. Y MAQ. DE TUBO	15,000	99.99	15	32,951
10 SIDERURGICA DEL GOLFO, S.A. DE C.V.	FAB. DE ANGULO Y SOLERA	12,117,550	99.99	1	44,457
11 SIGOSA ACEROS, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	32,629,700	99.99	1	(213)
12 SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	80,000	99.99	1	0
13 PYTSA MONCLOVA, S.A. DE C.V.	FAB. DE TUBOS Y PERFILES	50,000	99.99	1	45,074
14 RECUBRIMIENTOS PROCARSA, S.A. DE C.V.	SERV. DE RECUBRIM. POXICOS	50,000	99.99	1	(13,099)
15 GRUPO SIMEC, S.A. DE C.V.	MANUF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	84.91	1	6,281,056
16 OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99	1	(190,196)
17 ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRETACION DE TODA CLASE DE SERVICIOS	50,000	99.99	1	(1,934)
18 PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	99.99	1	548,870
19 ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	39,579,700	99.99	1	310,020
20 PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCI	50,000	99.99	1	503,632
21 ADMINISTRACION Y CONTROL DE LA PRODUCCION,S.A. DE	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	1,005
22 COMERCIALIZADORA PYTSA S.A. DE C.V.	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	(75)
23 PAV REPUBLIC	FABRICACION DE ACREOS ESPECIALES	,212,744,000	100.00	1	1,240,002
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**28,705**	**11,885,733**

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
ASOCIADAS		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**0**	**0**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**11,885,733**

OBSERVACIONES

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
GE CAPITAL	20/05/2009	6.25	0	0	0	0	0	0	0	0	0	0	0	0	665,074	0
OHIO DEPARTMENT OF DEVEL	31/07/2008	3.00	0	0	0	0	0	0	0	0	0	17,631	21,210	10,849	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**17,631**	**21,210**	**10,849**	**665,074**	**0**
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0	3,277	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3,277**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
DIVERSOS			208,210	0	0	240,812	0	0	0	0	0	890,252	0	0	0	0
TOTAL PROVEEDORES			**208,210**	**0**	**0**	**240,812**	**0**	**0**	**0**	**0**	**0**	**890,252**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS			85,165	0	0	0	0	0	0	0	0	674,604	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**85,165**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**674,604**	**0**	**0**	**0**	**0**
TOTAL			**293,375**	**0**	**0**	**240,812**	**0**	**0**	**0**	**0**	**3,277**	**1,582,487**	**21,210**	**10,849**	**665,074**	**0**

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**262,460**	**2,846,300**	0	0	**2,846,300**
PASIVO	**165,644**	**1,823,588**	**275**	**2,988**	**1,826,576**
CORTO PLAZO	101,389	1,126,455	275	2,988	1,129,443
LARGO PLAZO	64,255	697,133	0	0	697,133
SALDO NETO	**96,816**	**1,022,712**	**(275)**	**(2,988)**	**1,019,724**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	6,138,036	5,220,332	(917,704)	0.00	0
FEBRERO	7,957,936	5,118,979	(2,838,956)	0.33	(9,371)
MARZO	7,712,788	4,999,335	(2,713,453)	0.45	(12,212)
ABRIL	8,180,417	4,732,943	(3,447,474)	0.36	(12,412)
MAYO	8,432,778	4,790,766	(3,642,011)	(0.25)	9,104
JUNIO	8,551,736	4,558,714	(3,993,022)	(0.10)	3,992
JULIO	8,657,698	4,926,287	(3,731,411)	0.39	(14,553)
AGOSTO	8,434,410	7,705,731	(728,679)	0.12	(875)
SEPTIEMBRE	8,099,009	6,858,225	(1,446,284)	0.40	(5,786)
ACTUALIZACION:	0	0	0	0.00	0
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(42,113)**

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.
B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.
C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 3.17
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.33
C) SE CUMPLIO EL RESULTADO ES 95.65

EL SALDO DEL CAPITAL AL 30 DE SEPTIEMBRE DE 2005 ASCIENDE A PS 3,277 (302,000) DOLARES.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
PLANTA DE ACERO EN	PLANTA PRODUCTORA DE ACEROS	100,000	68
TLANEPANTLA	EPECIALES	0	0
PLANTA DE TUBERIA EN	PLANTA PROD. DE TUB. CON COSTURA	300,000	85
MONCLOVA	DE GRANDES DIMENSIONES	0	0
PLANTA DE PERFILES EN	PLANTA PROD. DE TUB. CON COSTURA	100,000	69
ECATEPEC	DE PEQUEÑAS DIMENSIONES	0	0
PLANTA DE LAMINACION EN	PLANTA PRODUCTORA DE PERFILES	250,000	70
MATMOROS	COMERCIALES	0	0
PLANTA DE ACERO EN	PRODUCCION Y VENTA DE PRODUCTOS	480,000	84
GUADALAJARA	DE ACERO	0	0
PLANTA DE ACERO EN	PRODUCCION Y VENTA DE PRODS.	250,000	84
MEXICALI	DE ACERO	0	0
PLANTAS DE ACERO EN	PRODUCCION Y VENTA DE	460,000	92
APIZACO - CHOLULA	PRODUCTOS DE ACERO	0	0
PLANTA DE ACERIA EN CANTON	PRODUCCION DE BILLET	874,000	77
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,252,000	68
PLANTA LORAIN	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	816,000	67
PLANTA EN LACKWANNA	PRODUCCION Y VENTA DE PRODUCCTOS DE ACERO	533,000	96
PLANTA EN MASILION	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	114,000	79
PLANTA EN GARY	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	76,000	51
PLANTA EN ONTARIO	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	59,000	54

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	LADISLAO MONROY HORTENCIA MIRANDA GONZALEZ PICAZO PEDRO MARTIN MAYEN JOSE MANUEL BONILLA				45.00
FERROLIGAS	ARTICULOS FERROMETALES AIMCOR DE MEXICO, S.A. DIST. DE ALEACIONES METALICAS DIELS, S.A. DE C.V. CIA MINERA AUTLAN				22.00
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CTRO.				9.00
GAS NATURAL	CONSORCIO MAXI-GAS				8.00
OXIGENO	PRAXAIR, S.A. DE C.V.				1.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO				17.00
			T.C.I. TRANS. COMODITIES A.G.		12.00
			TECHINT S.A.		9.00
			HAN MOO, INC.		4.00
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		82.00
		PALANQUILLA	TRADE ARBED		
	ACEROS D.M.S.A. DE C.V.	PALANQUILLA	DUFERCO		
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO S.A.	RESINAS EPOXICAS	DUPONT POWDER COATINGS		81.00
		GRANALLA DE ACERO	WHIEELABRATOR ABRASIVES INC.		
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		59.92
ENERGIA ELECTRICA	C.F.E.				9.68
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	GFM TRADING		6.15
ELECTRODOS	UCAR CARBON MEXICANA	ELECTRODOS	SGL CARBON GROUP		1.93

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES	43	243,144	28	321,743			FORJA DE MONTEF
							GRANT PRIDECO
							PALME INTERNACI
							TUBOS Y BARRAS
TUBERIA DE ACERO C.	96	540,661	73	854,334			TUVAPASA
							TICSA
							TUCOTA
PERFILES COMERCIALE	114	457,944	155	998,297			GRUPO COLLADO
							TAM-MEX
PERFILES ESTRUCTURA	156	611,334	144	967,447			DIS.ACERO IBARR/
							ABINSA
CORRUGADO	202	746,326	135	719,119			FORTEACERO
							DIS. ACERO ANAH
SOLERAS	138	635,617	147	931,254			OP. PROC. ACERO
							RYERSON DE MEX.
BARRAS MACIZAS	184	849,680	173	1,258,869			ACEROS LA FAMA
OTROS			4	40,641			
T O T A L		4,084,706		6,091,704			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES			280	2,478,046	USA		KREHER STEEL
					USA		NORRIS CILYNDER
					USA		MAGELLAN INTNAL
					USA		US ALLOYS
TUBERIA DE ACERO			19	302,262	USA		LB FOSTER CO
					USA		PFV SUPLY CO
PERFILES ESTRUCTURA			28	203,768	USA		CIERRA PIE
					COLOMBIA		PETROBRAS COLO
PERFILES COMERCIALE			24	149,695	USA		SIGOSA STEEL CO
CORRUGADO			73	387,650			
SOLERAS			7	43,802			
BARRAS MACIZAS			49	534,512			
TOTAL				4,099,735			

OBSERVACIONES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 3 AÑO: **2005**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	436,574,580			436,574,580	5,098,604	
TOTAL			**436,574,580**	**0**	**0**	**436,574,580**	**5,098,604**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
436,574,580

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

LOS PROYECTOS EN PROCESO AL 30 DE SEPTIEMBRE DEL 2005 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,423	98%	DICIEMBRE-05
PROYECTO RANURADO DE TUBERIA	1,038	100%	DICIEMBRE-05
PROYECTO MOLINO 48" DIAM.	17,855	6%	ENERO-07
DIVERSOS PROYECTOS EN LAS PLANTAS DE MEXICO.	13,874		
COLADA CONTINUA EN LA PLANTA DE CANTON	211,804	82%	DICIEMBRE-05
DIVERSOS PROYECTOS EN REPUBLIC	95,541		
CAMA DE ENFRIAMIENTO EN MEXICALI	29,973	90%	MARZO-06
CONSTRUCCION LINEA DE TRATAMIENTO TERMICO DE REVENIDO EN ACABADO.	2,955	30%	ENERO-06
TOTAL AL 30 DE SEPTIEMBRE DE 2005	375,463		

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 "TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS". TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO "OPERACIONES EXTRANJERAS INTEGRADAS", POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR "INPC".

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 9/11/2005 13:37

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INDUSTRIAS CH, S.A. DE C.V.
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	53102559
FAX:	53102496
DIRECCION DE INTERNET:	ichsa@prodigy.net.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICH8104249Q0
DOMICILIO FISCAL:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX

RESPONSABLE DE PAGO

NOMBRE:	LIC RUBEN AURELIO VAZQUEZ ALLENDE
DOMICILIO:	AGUSTIN MEGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL COSEJO DE ADMINISTRACION
NOMBRE:	ING. RUFINO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	C.P. SERGIO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496

CLAVE DE COTIZACION: ICH FECHA: 9/11/2005 13:37
INDUSTRIAS CH, S.A. DE C.V.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JOSE LUIS RICO MACIEL
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** FECHA: 9/11/2005 13:37

INDUSTRIAS CH, S.A. DE C.V.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE:	LIC. JAIME VIGIL SANCHEZ-CONDE
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

LIC. HECTOR FELIPE MELGOZA MARIN **DIRECTOR ADMINISTRATIVO**	**C.P. SERGIO VIGIL GONZALEZ** **DIRECTOR GENERAL**

TLANEPANTLA, MEX, A 9 DE NOVIEMBRE DE 2005

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**19,428,877**	**100**	**13,010,831**	**100**
2	**ACTIVO CIRCULANTE**	**9,894,154**	**51**	**4,859,484**	**37**
3	EFECTIVO E INVERSIONES TEMPORALES	836,273	4	685,140	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,465,673	18	1,722,215	13
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	268,065	1	170,610	1
6	INVENTARIOS	5,163,136	27	2,085,330	16
7	OTROS ACTIVOS CIRCULANTES	161,007	1	196,189	2
8	**LARGO PLAZO**	**0**	**0**	**10,661**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	10,661	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**8,760,691**	**45**	**7,886,210**	**61**
13	INMUEBLES	3,594,803	19	3,743,087	29
14	MAQUINARIA Y EQUIPO INDUSTRIAL	9,010,373	46	8,201,072	63
15	OTROS EQUIPOS	219,662	1	171,400	1
16	DEPRECIACION ACUMULADA	4,439,610	23	4,253,637	33
17	CONSTRUCCIONES EN PROCESO	375,463	2	24,288	0
18	**ACTIVO DIFERIDO (NETO)**	**774,032**	**4**	**254,476**	**2**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**6,540,308**	**100**	**3,770,539**	**100**
21	**PASIVO CIRCULANTE**	**2,433,589**	**37**	**1,123,730**	**30**
22	PROVEEDORES	1,339,274	20	667,224	18
23	CREDITOS BANCARIOS	17,631	0	0	0
24	CREDITOS BURSATILES	3,277	0	3,566	0
25	IMPUESTOS POR PAGAR	313,638	5	144,347	4
26	OTROS PASIVOS CIRCULANTES	759,769	12	308,593	8
27	**PASIVO A LARGO PLAZO**	**697,133**	**11**	**0**	**0**
28	CREDITOS BANCARIOS	697,133	11	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,376,731**	**52**	**2,356,923**	**63**
32	**OTROS PASIVOS**	**32,855**	**1**	**289,886**	**8**
33	**CAPITAL CONTABLE**	**12,888,569**	**100**	**9,240,292**	**100**
34	**PARTICIPACION MINORITARIA**	**1,220,442**	**9**	**1,006,893**	**11**
35	**CAPITAL CONTABLE MAYORITARIO**	**11,668,127**	**91**	**8,233,399**	**89**
36	**CAPITAL CONTRIBUIDO**	**7,088,577**	**55**	**5,195,207**	**56**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,098,604	40	3,484,908	38
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	958,764	7	931,600	10
39	PRIMA EN VENTA DE ACCIONES	1,031,209	8	778,699	8
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,579,550**	**36**	**3,038,192**	**33**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	3,161,031	25	1,933,975	21
43	RESERVA PARA RECOMPRA DE ACCIONES	1,051,906	8	321,914	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(600,920)	(5)	(645,424)	(7)
45	**RESULTADO NETO DEL EJERCICIO**	967,533	8	1,427,727	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**836,273**	**100**	**685,140**	**100**
46	EFECTIVO	127,353	15	685,140	100
47	INVERSIONES TEMPORALES	708,920	85	0	0
18	**CARGOS DIFERIDOS**	**774,032**	**100**	**254,476**	**100**
48	GASTOS AMORTIZABLES (NETO)	601,469	78	254,476	100
49	CREDITO MERCANTIL	166,988	22	0	0
50	IMPUESTOS DIFERIDOS	13	0	0	0
51	OTROS	5,562	1	0	0
21	**PASIVO CIRCULANTE**	**2,433,589**	**100**	**1,123,730**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,826,576	75	129,119	11
53	PASIVOS EN MONEDA NACIONAL	607,013	25	994,611	89
24	**CREDITOS BURSATILES CORTO PLAZO**	**3,277**	**100**	**3,566**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	3,277	100	3,566	100
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**759,769**	**100**	**308,593**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	759,769	100	308,593	100
27	**PASIVO A LARGO PLAZO**	**697,133**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	697,133	100	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,376,731**	**100**	**2,356,923**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,237,203	96	2,356,923	100
67	OTROS	139,528	4	0	0
32	**OTROS PASIVOS**	**32,855**	**100**	**289,886**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	32,855	100	289,886	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(600,920)**	**100**	**(645,424)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(789,045)	(131)	(797,180)	(124)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	188,125	31	151,756	24

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	7,460,565	3,735,754
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	74	24
75	NUMERO DE EMPLEADOS (*)	1,603	1,113
76	NUMERO DE OBREROS (*)	4,034	2,206
77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	120,169,248
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**10,191,439**	**100**	**5,663,058**	**100**
2	COSTO DE VENTAS	7,859,293	77	3,401,815	60
3	**RESULTADO BRUTO**	**2,332,146**	**23**	**2,261,243**	**40**
4	GASTOS DE OPERACION	795,961	8	612,405	11
5	**RESULTADO DE OPERACION**	**1,536,185**	**15**	**1,648,838**	**29**
6	COSTO INTEGRAL DE FINANCIAMIENTO	201,398	2	582	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,334,787**	**13**	**1,648,256**	**29**
8	OTRAS OPERACIONES FINANCIERAS	(30,681)	0	(16,464)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,365,468**	**13**	**1,664,720**	**29**
10	PROVISION PARA IMPUESTOS Y P.T.U.	239,122	2	230,888	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,126,346**	**11**	**1,433,832**	**25**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,126,346**	**11**	**1,433,832**	**25**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,126,346**	**11**	**1,433,832**	**25**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(168,291)	(3)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,126,346**	**11**	**1,602,123**	**28**
19	PARTICIPACION MINORITARIA	158,813	2	174,396	3
20	**RESULTADO NETO MAYORITARIO**	**967,533**	**9**	**1,427,727**	**25**

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**10,191,439**	**100**	**5,663,058**	**100**
21	NACIONALES	6,091,704	60	4,693,626	83
22	EXTRANJERAS	4,099,735	40	969,432	17
23	CONVERSION EN DOLARES (***)	379,932	4	81,795	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**201,398**	**100**	**582**	**100**
24	INTERESES PAGADOS	17,458	9	15,612	2,682
25	PERDIDA EN CAMBIOS	219,788	109	5,698	979
26	INTERESES GANADOS	50,166	25	27,025	4,643
27	GANANCIA EN CAMBIOS	27,795	14	33,748	5,799
28	RESULTADO POR POSICION MONETARIA	42,113	21	40,045	6,881
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(30,681)**	**100**	**(16,464)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(30,681)	(100)	(16,464)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**239,122**	**100**	**230,888**	**100**
32	I.S.R.	388,197	162	23,271	10
33	I.S.R. DIFERIDO	(149,075)	(62)	207,617	90
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	10,701,010	6,059,473
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	12,910,113	7,187,808
39	RESULTADO DE OPERACION (**)	1,957,168	1,822,751
40	RESULTADO NETO MAYORITARIO (**)	1,455,633	1,668,693
41	RESULTADO NETO (**)	1,653,510	1,867,702

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,094,497**	**100**	**1,910,920**	**100**
2	COSTO DE VENTAS	4,284,343	84	939,318	49
3	**RESULTADO BRUTO**	**810,154**	**16**	**971,602**	**51**
4	GASTOS DE OPERACION	344,525	7	264,985	14
5	**RESULTADO DE OPERACION**	**465,629**	**9**	**706,617**	**37**
6	COSTO INTEGRAL DE FINANCIAMIENTO	152,757	3	25,541	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**312,872**	**6**	**681,076**	**36**
8	OTRAS OPERACIONES FINANCIERAS	(19,041)	0	(3,557)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**331,913**	**7**	**684,633**	**36**
10	PROVISION PARA IMPUESTOS Y P.T.U.	910	0	86,966	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**331,003**	**6**	**597,667**	**31**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**331,003**	**6**	**597,667**	**31**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**331,003**	**6**	**597,667**	**31**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(58,232)	(3)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**331,003**	**6**	**655,899**	**34**
19	PARTICIPACION MINORITARIA	75,529	1	81,448	4
20	**RESULTADO NETO MAYORITARIO**	**255,474**	**5**	**574,451**	**30**

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ACTUAL %	TRIMESTRE AÑO ANTERIOR Importe	TRIMESTRE AÑO ANTERIOR %
1	**VENTAS NETAS**	**5,094,497**	**100**	**1,910,920**	**100**
21	NACIONALES	1,780,770	35	1,714,599	90
22	EXTRANJERAS	3,313,727	65	196,321	10
23	CONVERSION EN DOLARES (***)	307,575	6	16,823	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**152,757**	**100**	**25,541**	**100**
24	INTERESES PAGADOS	11,285	7	30,585	120
25	PERDIDA EN CAMBIOS	160,662	105	5,081	20
26	INTERESES GANADOS	14,870	10	9,843	39
27	GANANCIA EN CAMBIOS	24,794	16	25,125	98
28	RESULTADO POR POSICION MONETARIA	20,474	13	24,843	97
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(19,041)**	**100**	**(3,557)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(19,041)	(100)	(3,557)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**910**	**100**	**86,966**	**100**
32	I.S.R.	86,142	9,466	8,137	9
33	I.S.R. DIFERIDO	(85,232)	(9,366)	78,829	91
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,126,346**	**1,602,123**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	487,122	26,182
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,613,468**	**1,628,305**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,410,636)	(517,374)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(797,168)**	**1,110,931**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	558,842	(20,404)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,867,240	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**2,426,082**	**(20,404)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,441,260)**	**(1,191,863)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	187,654	(101,336)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	648,619	786,476
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	836,273	685,140

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH**

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**487,122**	**26,182**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	287,141	217,130
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	191,993	7,458
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	42,113	(18,440)
17	+ (-) OTRAS PARTIDAS	(34,125)	(179,966)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,410,636)**	**(517,374)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(2,040,614)	(926,214)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,742,162)	(243,076)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(176,414)	47,895
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	467,375	301,609
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	1,081,179	302,412
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**558,842**	**(20,404)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	16,369	(660)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	697,133	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(154,660)	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	(19,744)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,867,240**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,613,696	
31	(-) DIVIDENDOS PAGADOS	0	
32	+ PRIMA EN VENTA DE ACCIONES	253,544	
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,441,260)**	**(1,191,863)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(1,387,993)	(1,217,865)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	(53,267)	(8,268)
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	34,270

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	11.05	%	28.29	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	12.48	%	20.27	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	8.51	%	14.35	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(3.74)	%	(2.50)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.66	veces	0.55	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.47	veces	0.91	veces
8	ROTACION DE INVENTARIOS (**)	1.87	veces	2.15	veces
9	DIAS DE VENTAS POR COBRAR	80	días	71	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.02	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	33.66	%	28.98	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.51	veces	0.41	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	38.59	%	3.42	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	7.96	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	87.99	veces	105.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.97	veces	1.91	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	4.07	veces	4.32	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.94	veces	2.47	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.51	veces	1.29	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	34.36	%	60.97	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	15.83	%	28.75	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(23.65)	%	(9.14)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(45.66)	veces	71.16	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	23.03	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	76.97	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	96.30	%	102.18	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	3.79		$	15.02	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$	.00	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.00		$	.00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	26.73		$	68.52	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.00	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.91	veces		1.00	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		6.41	veces		4.93	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

El día 10 de septiembre de 2004, Industrias CH, S. A. de C. V. a través de su subsidiaria Grupo Simec, S.A. de C.V. finiquito completamente la adquisición de los inventarios, terrenos, edificios, maquinaria y equipo, absorbiendo el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula Puebla; que eran propiedad de Industrias Ferricas del Norte, S.A. de C.V. (Corporación Sidenor España) donde el monto pagado ascendió aproximadamente a $ 135 millones de dólares, la inversión se realizo con recursos propios. Se empezó a operar la Siderurgica Tlaxcala y la planta Cholula Puebla, desde el 01 de agosto, por lo que los resultados de operación de ambas plantas se están reflejando en los resultados desde el tercer trimestre del 2004.

El 22 de julio de 2005, Industrias CH, S. A. de C. V., y su subsidiaria Grupo Simec, S. A. de C. V., adquirieron las acciones en circulación de PAV Republic, inc. ("Republic"). La transacción fue valuada en $ 229 millones de dólares. De donde Industrias CH, adquirió el 49.8% de las acciones representativas de Republic mientras que su subsidiaria Grupo Simec, compro el 50.2% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Se comenzó a operar la planta de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados de este tercer trimestre del 2005, a partir de la fecha de adquisiciòn.

Para dar cumplimiento con lo establecido en el articulo 35 de la circular única de emisoras en el ultimo párrafo del inciso I en donde nos menciona que en la información trimestral que presenta la emisora correspondiente al trimestre en que surte efectos la Reestructuración Corporativa Relevante y durante los 3 siguientes, deberá incluir en sus notas, para efectos comparativos, un estado financiero con cifras pro forma en el que se presente la situación financiera de la emisora como si la Reestructuración respectiva hubiera surtido efectos en el ejercicio anterior. Así mismo el articulo 81 inciso IV de la circular única de emisoras nos marca que los estados financieros pro forma deberán presentar o excluir el impacto de operaciones sobre la situación financiera de la emisora, o bien, de modificaciones en la aplicación de políticas, criterios, o practicas contables, como si las mencionadas operaciones o modificaciones hubiesen o no, según sea el caso, surtido efectos a la fecha que se refieran dichos estados financieros pro forma. En todo caso, los estados financieros pro forma deberán elaborarse en la medida de lo posible, siguiendo los mismos principios contables conforme a los cuales se elaboran sus estados financieros. La información financiera deberá incluir en columnas comparativas, cifras base, cifras de ajuste pro forma y cifras pro forma resultantes, así como acompañarse de notas complementarias que expliquen claramente las bases de preparación.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
NUEVE MESES TERMINADOS AL 30 DE SEPTIEMBRE DE

	2005			
	ICH SIN APIZACO, CHOLULA Y REPUBLIC	APIZACO Y CHOLULA	REPUBLIC	ICH CONSOLIDADO
TONELADAS VENDIDAS	689,309	324,026	1,271,350	2,288,685
VENTAS NETAS	5,244,852	2,119,100	12,442,094	19,806,046
COSTO DE VENTAS	3,700,943	1,539,611	11,072,706	16,253,260
RESULTADO BRUTO	1,543,909	579,489	1,429,388	3,552,786
GASTOS DE OPERACION	495,262	185,991	691,949	1,373,202
RESULTADO DE OPERAC.	1,048,647	393,798	737,439	2,179,884
COSTO INT. DE FIN.	170,660	9,210	108,365	288,235
OTROS GTOS. (IGRE.)	(23,935)	(7)	(13,598)	(37,540)
IMPUESTOS	138,538	68,750	241,601	448,897
PARTIDAS EXTRAOR.	0	0	(19,276)	(19,276)
RESULTADO NETO	631,829	315,837	420,437	1,368,013

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
NUEVE MESES TERMINADOS AL 30 DE SEPTIEMBRE DE

	2004			
	ICH SIN APIZACO, CHOLULA Y REPUBLIC	APIZACO Y CHOLULA	REPUBLIC	ICH COSOLIDADO
Toneladas vendidas	694,278	270,359	1,228,788	2,193,425
Ventas netas	3,033,154	1,769,651	9,932,256	14,735,061
Costo de ventas	2,166,152	1,209,993	9,112,644	12,488,789
Resultado bruto	867,002	559,658	819,612	2,246,272
Gasto de operación	494,943	286,064	425,419	1,206,426
Resultado de operación	372,059	273,594	394,193	1,039,846
Costo integral de financ.	(12,597)	61,760	174,434	223,597
Otros gastos (ingresos)	(204)	15,278	(1,693)	13,381
Impuestos	55,401	0	82,016	137,417
Partidas Extraordinarias	150,020	0	(104,172)	45,848
Resultado Neto	431,760	196,556	243,608	871,924

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE SITUACION FINANCIERA
(MILES DE PESOS)
30 DE SEPTIEMBRE DE

	---2005---	----------Pro forma 2004---------		
	ICH CONSOLIDADO	ICH SIN REPUBLIC	AJUSTES REPUBLIC	ICH CONSOLIDADO PRO-FORMA
Activo Circulante	9,894,154	4,859,482	4,076,837	8,936,319
Activo a Largo Plazo	0	10,661	0	10,661
Inmue.,Planta y equipO	8,760,691	7,053,955	167,745	8,053,955
Activo Diferido	774,032	254,476	146,291	400,767
Activo Total	19,428,877	13,010,832	4,390,873	17,401,705
Pasivo Circulante	2,433,589	1,123,730	1,231,576	2,355,306
Pasivo Largo Plazo	697,133	0	2,329,526	2,329,526
Créditos Diferidos	3,376,731	2,536,923	5,389	2,362,312
Capital Contable	12,888,569	9,240,293	824,382	10,064,675

El estado de resultados pro-forma incluye la información por el periodo de enero a julio del 2004 de las compañías Atlax y Metamex que eran las propietarias de las plantas de Cholula y Puebla, y para los estados de resultados de Republic se consideraron los resultados de enero a septiembre de 2004 y enero a julio 22 del 2005 que le correspondieron a los anteriores dueños de Republic.
El estado de situación financiera al 30 de septiembre de 2005 incluye todas las plantas y para el estado de situación financiera pro-forma del 2004 se incluye la información de Republic a esa fecha.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados de Operación

Nueve meses terminados al 30 de septiembre de 2005 comparados con los nueves meses terminados al 30 de septiembre de 2004

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 79%, de Ps. 5,663 millones durante los nueve meses terminados al 30 de septiembre de 2004 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por Ps. 503 millones) a Ps. 10,191 millones en el mismo período del 2005 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por Ps. 2,119 millones y las ventas de las nuevas plantas de Republic por $ 2,827 millones). Las ventas en toneladas de productos de acero básico aumentaron un 67% a 1,339,000 toneladas en los nueve meses terminados al 30 de septiembre de 2005 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 324,026 toneladas y las ventas de las nuevas plantas de Republic por 308,719 toneladas) comparadas con las 801,000 toneladas en el mismo período de 2004 (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 64,427 toneladas). Las toneladas de producto vendidas en el extranjero en los nueve meses terminados al 30 de septiembre de 2005 aumentaron el 287% a 480,000 toneladas (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 17,626 toneladas y las ventas de las nuevas plantas de Republic por 308,719) comparadas con las 124,000 toneladas del mismo período del año anterior (incluyen las ventas de las nuevas plantas de Apizaco y Cholula por 1,205 toneladas), debido a los mejores márgenes en el período 2005 comparados contra el mismo período de 2004.

Costo de Ventas
El costo directo de ventas aumentó el 131% de Ps. 3,402 millones en los nueve meses terminados al 30 de septiembre de 2004 (incluyen el costo de ventas de las nuevas plantas de Apizaco y Tlaxcala por Ps. 314 millones) a Ps. 7.859 millones en el mismo período de 2005 (incluyen el costo de ventas de las nuevas plantas de Apizaco y Tlaxcala por Ps. 1,540 millones y el costo de ventas de las nuevas plantas de Republic por Ps. 2,619 millones que incluyen Ps. 191 millones ($17.6 millones de dólares) por el efecto en la aplicación del boletín B-7 adquisiciones de negocios del Instituto Mexicano de Contadores Públicos y los principios de contabilidad americanos (Financial Accounting Standards Board FASB 141), esta partida no tiene efecto en el flujo de efectivo de la Compañía). Con respecto a ventas, en los nueve meses terminados al 30 de septiembre de 2005, el costo representa el 77 % comparado contra el 60 % del mismo período de 2004. El costo de ventas sin considerar Republic), aumentó aproximadamente el 11 % en los nueve meses terminados al 30 de septiembre de 2005 comparado contra el mismo período de 2004, debido principalmente al aumento en los precios de la chatarra, electricidad y gas.

Utilidad Bruta
La utilidad bruta de la Compañía para los nueve meses terminados al 30 de septiembre de 2005 aumentó el 3% a Ps. 2,332 millones (incluyen la utilidad bruta de las nuevas plantas de Apizaco y Cholula por Ps. 579 millones y la utilidad bruta de las nuevas plantas de Republic por Ps. 209 millones) comparados con los Ps. 2,261 millones del mismo período de 2004 (incluyen la utilidad bruta de las nuevas plantas de Apizaco y Cholula por Ps. 189 millones). La utilidad bruta como porcentaje respecto a las ventas netas para los nueve meses terminados al 30 de septiembre de 2005 fue del 23% comparada contra el 40% en el mismo período de 2004.

Gastos de Operación
Los gastos de venta, y de administración, aumentaron el 30% a Ps. 796 millones en los nueve meses terminados al 30 de septiembre de 2005 (incluyen los gastos de las nuevas plantas de Apizaco y Cholula por Ps. 184 millones y los gastos de las nuevas plantas de Republic por Ps. 115 millones) respecto a los Ps. 612 millones del mismo período de 2004 (incluyen los gastos de las nuevas plantas de Apizaco y Cholula por Ps. 54 millones).

Utilidad de Operación
La utilidad de operación disminuyo el 7% de Ps. 1,649 millones en los nueve meses terminados al 30 de septiembre de 2004 (incluyen la utilidad de operación de las nuevas plantas de Apizaco y Cholula por Ps. 135 millones) a Ps. 1,536 millones en el mismo período de 2005 (incluyen la utilidad de operación de las nuevas plantas de Apizaco y Cholula por Ps. 395 millones y la utilidad de operación de las nuevas plantas de Republic por Ps. 94 millones). Con respecto a ventas, el margen de operación de ICH disminuyó 14 puntos porcentuales al pasar de 29% en los nueve meses terminados al 30 de septiembre de 2004 al 15% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía por los nueve meses terminados al 30 de septiembre de 2005, fue un gasto de Ps. 201 millones comparados con los Ps. 0.6 millones de gasto para el mismo período del 2004. Los ingresos por intereses netos fueron de Ps. 33 millones en los nueve meses terminados el 30 de septiembre de 2005 comparados contra los Ps. 11 millones de ingresos por intereses netos en el mismo período de 2004.

El resultado cambiario neto de la Compañía fue aproximadamente una pérdida de Ps. 192 millones en los nueve meses terminados al 30 de septiembre de 2005 en comparación con la utilidad cambiaria de Ps. 28 millones en el mismo período de 2004, originadas por una revaluación del peso sobre el dólar del 3.7% en los nueve meses terminados al 30 de septiembre de 2005 y de la devaluación del peso sobre el dólar del 1.6% en los nueve meses terminados al 30 de septiembre de 2004. ICH registró una pérdida por posición monetaria de Ps. 42 millones en los nueve meses terminados al 30 de septiembre de 2005, en comparación con la pérdida de Ps. 40 millones en el mismo período de 2004, debido a la inflación acumulada del 1.7% y 3.4% en los nueve meses terminados al 30 de septiembre de 2005 y 2004 respectivamente.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 31 millones para los nueve meses terminados al 30 de septiembre de 2005 comparados contra otros ingresos netos por Ps. 16 millones por el mismo período de 2004 (incluye ingreso por recuperación de cuenta provisionada como incobrable por Ps. 12 millones y otros ingresos netos por Ps. 4 millones).

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 239 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores en los nueve meses terminados al 30 de septiembre de 2005 (incluye el efecto favorable por Ps. 149 millones en la aplicación del Boletín D-4 del Instituto Mexicano de Contadores Públicos de impuestos diferidos en vigor desde el 1 de enero del año 2000), comparados con los Ps. 231 millones de provisión para el mismo período del año anterior (incluye la provisión por Ps. 208 millones en la aplicación del Boletín D-4 del Instituto Mexicano de Contadores Públicos de impuestos diferidos en vigor desde el 1 de enero del año 2000).

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 159 millones en los nueve meses terminados al 30 de septiembre de 2005, Comparados con los Ps. 174 millones del mismo periodo del 2004.

Utilidad (Pérdida) Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 1,126 millones en los nueve meses terminados al 30 de septiembre de 2005 contra una utilidad neta de Ps. 1,602 millones para el mismo período del año anterior.

Adquisiciones de Negocios
De acuerdo a las disposiciones del Boletín B-7 del Instituto Mexicano de Contadores Públicos y los principios de contabilidad americanos (Financial Accounting Standards Board FASB 141), se debe determinar el costo de compra de los activos adquiridos y los pasivos asumidos de una compañía, el efecto por la aplicación de esta disposición fue un cargo a resultados por Ps. 191 millones ($17.6 millones de dólares) esta partida no tiene efecto en el flujo de efectivo de la Compañía).

Impuestos Diferidos
De acuerdo a las disposiciones del Boletín D-4 del Instituto Mexicano de Contadores Públicos, a partir del 1 de enero del 2000 las compañías que reporten bajo principios contables mexicanos están obligadas a registrar impuestos diferidos utilizando la metodología de balance. La compañía registró al 30 de septiembre de 2005 un pasivo diferido por Ps. 3,237 millones comparados con los Ps. 2,357 millones registrados al 30 de septiembre de 2004. En el estado de resultados se refleja una disminución del gasto por impuestos de Ps. 149 millones en los nueve meses terminados al 30 de septiembre de 2005, comparados contra una provisión de gasto por impuestos de Ps. 208 millones para el mismo período del año anterior. Estas partidas no tienen efecto en el flujo de efectivo de la compañía.

Situación Financiera, Liquidez y Recursos de Capital
Al 30 de septiembre del 2005 la deuda financiera de ICH asciende a Ps. 718 millones ($66.3 millones de dólares), de los cuales $ 61.3 millones se le deben a GE capital, $ 4.7 millones de dólares al Ohio Department of Development Loan y al saldo de capital pendiente de pago de las MTN's por Ps. 3.3 millones ($302,000 dólares y los intereses por pagar ascienden a $302,803 dólares). Al 31 de diciembre de 2004 ICH tenía una deuda de 13.9 millones de dólares, que incluye una carta de crédito refinanciada por $13.6 millones de dólares.

Debido a que se ha pagado totalmente la deuda bancaria con garantía, que tenia la subsidiaria Simec nos encontramos en el proceso de cancelar las garantías y restricciones operativas que se tenían en el contrato de reestructura firmado con los bancos, lo que le permitirá liberar la hipoteca industrial y las limitantes financieras que incluían, entre otras, limitaciones en la disposición de activos y la aplicación de los recursos obtenidos por dichas disposiciones.

El día 10 de septiembre del 2004, ICH a través de su subsidiaria Grupo Simec, finiquitó completamente la adquisición de los inventarios, terrenos, edificios, maquinaria y equipo y absorbió el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula, Puebla; que eran propiedad de Industrias Férricas del Norte, S.A. (Corporación Sidenor de España) donde el monto pagado

ascendió aproximadamente a $135 millones de dólares, la inversión fue financiada con recursos propios de ICH.

ICH comenzó a operar la siderúrgica de Apizaco, Tlaxcala y la planta de Cholula, Puebla desde el 1 de agosto, por lo que los resultados de operación de ambas plantas se están reflejando en los resultados desde el tercer trimestre del 2004.

El 22 de julio de 2005, Industrias CH ("ICH") y su subsidiaria Grupo Simec adquirieron las acciones en circulación de PAV Republic Inc. ("Republic"). La transacción fue valuada en $ 229 millones de dólares, Simec adquirió el 50.2% de las acciones representativas de Republic e ICH adquirió el 49.8% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Al 30 de septiembre de 2005 la deuda financiera de "Republic" asciende a $66 millones de dólares (Ps. 715 millones de pesos) con una tasa de interés promedio del 6.02% Republic es el líder del mercado de los Estados Unidos de América en aceros especiales (Special Bar Quality-SBQ- por sus siglas en inglés) y junto con Simec constituyen desde ahora el principal productor de aceros especiales en el continente americano.

De acuerdo al Estado de Cambios en la Situación Financiera, los recursos netos de ICH provenientes de actividades de operación utilizados en el período del 1 de enero al 30 de septiembre de 2005 fueron Ps. 797 millones (incluyen los efectos de la compra de Republic) en comparación a los Ps. 1,111 millones de recursos generados en el mismo período del año anterior. Los recursos generados por actividades de financiamiento en el período del 1 de enero al 30 de septiembre del 2005 ascendieron a Ps. 2,426 millones en comparación con los Ps. 20 millones de recursos utilizados en el mismo período de 2004 (incluyen el prepago de créditos bancarios por Ps. 20 millones). Los recursos netos utilizados en actividades de inversión (inmuebles, planta y equipo, otros activos y pasivos a largo plazo) ascendieron a Ps. 1,441 millones en el período del 1 de enero al 30 de septiembre de 2005 (incluyen los activos fijos adquiridos de Republic por Ps. 1,328 millones) en comparación a los recursos netos utilizados por Ps. 1,192 millones en el mismo periodo de 2004 (incluyen la adquisición de las plantas de Apizaco y Cholula).

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

CONSOLIDADO
Impresión Final

INDUSTRIAS CH, S.A. DE C.V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACION Y VENTA DE ACEROS ESPECIALES, TUBERIA UTILIZADA PARA LA CONSTRUCCION DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCION, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MEXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACION:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑIA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MAS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACION DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACION SE EFECTUO CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑIAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

LAS COMPAÑIAS INCLUIDAS SON LAS SIGUIENTES:

INDUSTRIAS CH, S.A. DE C.V.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERIAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACION DE EMPRESAS CH, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V.
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LAMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.

CIA. SIDERURGICA DE CALIFORNIA, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERURGICOS DE CALIDAD, S.A. DE C.V.

INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRACION DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA, S. A. DE C. V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
PAV REPUBLIC, INC.
(1) COMPAÑIA EN SUSPENSION DE ACTIVIDADES

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPOSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACION. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PERDIDAS EN VALUACION SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALUAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICION O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DE LA ULTIMA PRODUCCION DEL MES.
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGIAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTORICO ACTUALIZADO POR LOS INDICES DE INFLACION DE LA INDUSTRIA DEL ACERO.

LA COMPAÑIA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTORICOS Y TENDENCIAS DE PRODUCCION, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICION DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL TERCER TRIMESTRE DEL 2005.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y

EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS INDICES INFLACIONARIOS DEL PAIS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACION CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCION O INSTALACION, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACION HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACION DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL METODO DE LINEA RECTA, CON BASE EN LA VIDA UTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS UTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN.

OTROS ACTIVOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TECNICA, GASTOS DE ORGANIZACION Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TECNICA QUE SE PRESENTE A SU VALOR HISTORICO. LA AMORTIZACION SE CALCULA POR EL METODO DE LINEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

PROVISIONES

LA COMPAÑIA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACION, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACION DE SERVICIOS ES VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGUEDAD.

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGUEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CALCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACION. LA AMORTIZACION DEL COSTO DE LOS SERVICIOS ANTERIORES, QUE NO SE HA RECONOCIDO, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2004, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 17 AÑOS.

LAS DEMAS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE PUEDE TENER DERECHO EL PERSONAL, SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGAN.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑIA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACION PARA PRESENTAR DECLARACION CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑIA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPOSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACION FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACION, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MEXICO.

LA PTU SE CALCULA PRACTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACION.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 30 DE SEPTIEMBRE DE 2005, LAS COMPAÑIAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL METODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASI COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CREDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRAN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, UNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACION ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGUN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑIA ESTARA SUJETA A LA DISPOSICION LEGAL QUE REQUIERE EL 5% DE UTILIDAD DE CADA EJERCICIO QUE SERA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑIAS EXCEPTO EN FORMA DE DIVIDENDOS.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VTA, DIST. Y MAQUILA DE TUBO	50	99.99	15	26,534
2 SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASEDE SERVICIOS	1	99.99	1	(4,399)
3 ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACERO	50	99.99	50	(26,802)
4 CIA MEX. DE PERF. Y TUBOS, S.A. DE C.V.	FABRIC. DE PERF. Y TUBULARES	445,000	99.99	1	24,297
5 INMOBILIARIA PYTSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	54,750
6 PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	123,628,404	99.99	4,963	79,194
7 INMOBILIARIA PROCARSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	1,488
8 TUBERIAS PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	588,927,239	99.99	23,644	2,929,121
9 OPERADORA PROCARSA, S.A. DE C.V.	COMP. VTA, DISTRIB. Y MAQ. DE TUBO	15,000	99.99	15	32,951
10 SIDERURGICA DEL GOLFO, S.A. DE C.V.	FAB. DE ANGULO Y SOLERA	12,117,550	99.99	1	44,457
11 SIGOSA ACEROS, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	32,629,700	99.99	1	(213)
12 SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	80,000	99.99	1	0
13 PYTSA MONCLOVA, S.A. DE C.V.	FAB. DE TUBOS Y PERFILES	50,000	99.99	1	45,074
14 RECUBRIMIENTOS PROCARSA, S.A. DE C.V.	SERV. DE RECUBRIM. POXICOS	50,000	99.99	1	(13,099)
15 GRUPO SIMEC, S.A. DE C.V.	MANUF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	84.91	1	6,281,056
16 OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99	1	(190,196)
17 ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRETACION DE TODA CLASE DE SERVICIOS	50,000	99.99	1	(1,934)
18 PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	99.99	1	548,870
19 ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	39,579,700	99.99	1	310,020
20 PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCI	50,000	99.99	1	503,632
21 ADMINISTRACION Y CONTROL DE LA PRODUCCION,S.A. DE	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	1,005
22 COMERCIALIZADORA PYTSA S.A. DE C.V.	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	(75)
23 PAV REPUBLIC	FABRICACION DE ACREOS ESPECIALES	,212,744,000	100.00	1	1,240,002
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**28,705**	**11,885,733**

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
ASOCIADAS		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**0**	**0**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**11,885,733**

OBSERVACIONES

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
GE CAPITAL	20/05/2009	6.25	0	0	0	0	0	0	0	0	0	0	0	0	665,074	0
OHIO DEPARTMENT OF DEVEL	31/07/2008	3.00	0	0	0	0	0	0	0	0	0	17,631	21,210	10,849	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**17,631**	**21,210**	**10,849**	**665,074**	**0**
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0	3,277	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3,277**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
DIVERSOS			208,210	0	0	240,812	0	0	0	0	0	890,252	0	0	0	0
TOTAL PROVEEDORES			**208,210**	**0**	**0**	**240,812**	**0**	**0**	**0**	**0**	**0**	**890,252**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS			85,165	0	0	0	0	0	0	0	0	674,604	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**85,165**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**674,604**	**0**	**0**	**0**	**0**
TOTAL			**293,375**	**0**	**0**	**240,812**	**0**	**0**	**0**	**0**	**3,277**	**1,582,487**	**21,210**	**10,849**	**665,074**	**0**

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**262,460**	**2,846,300**	0	0	**2,846,300**
PASIVO	**165,644**	**1,823,588**	**275**	**2,988**	**1,826,576**
CORTO PLAZO	101,389	1,126,455	275	2,988	1,129,443
LARGO PLAZO	64,255	697,133	0	0	697,133
SALDO NETO	**96,816**	**1,022,712**	**(275)**	**(2,988)**	**1,019,724**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	6,138,036	5,220,332	(917,704)	0.00	0
FEBRERO	7,957,936	5,118,979	(2,838,956)	0.33	(9,371)
MARZO	7,712,788	4,999,335	(2,713,453)	0.45	(12,212)
ABRIL	8,180,417	4,732,943	(3,447,474)	0.36	(12,412)
MAYO	8,432,778	4,790,766	(3,642,011)	(0.25)	9,104
JUNIO	8,551,736	4,558,714	(3,993,022)	(0.10)	3,992
JULIO	8,657,698	4,926,287	(3,731,411)	0.39	(14,553)
AGOSTO	8,434,410	7,705,731	(728,679)	0.12	(875)
SEPTIEMBRE	8,099,009	6,858,225	(1,446,284)	0.40	(5,786)
ACTUALIZACION:	0	0	0	0.00	0
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(42,113)**

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.
B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.
C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 3.17
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.33
C) SE CUMPLIO EL RESULTADO ES 95.65

EL SALDO DEL CAPITAL AL 30 DE SEPTIEMBRE DE 2005 ASCIENDE A PS 3,277 (302,000) DOLARES.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
PLANTA DE ACERO EN	PLANTA PRODUCTORA DE ACEROS	100,000	68
TLANEPANTLA	EPECIALES	0	0
PLANTA DE TUBERIA EN	PLANTA PROD. DE TUB. CON COSTURA	300,000	85
MONCLOVA	DE GRANDES DIMENSIONES	0	0
PLANTA DE PERFILES EN	PLANTA PROD. DE TUB. CON COSTURA	100,000	69
ECATEPEC	DE PEQUEÑAS DIMENSIONES	0	0
PLANTA DE LAMINACION EN	PLANTA PRODUCTORA DE PERFILES	250,000	70
MATMOROS	COMERCIALES	0	0
PLANTA DE ACERO EN	PRODUCCION Y VENTA DE PRODUCTOS	480,000	84
GUADALAJARA	DE ACERO	0	0
PLANTA DE ACERO EN	PRODUCCION Y VENTA DE PRODS.	250,000	84
MEXICALI	DE ACERO	0	0
PLANTAS DE ACERO EN	PRODUCCION Y VENTA DE	460,000	92
APIZACO - CHOLULA	PRODUCTOS DE ACERO	0	0
PLANTA DE ACERIA EN CANTON	PRODUCCION DE BILLET	874,000	77
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,252,000	68
PLANTA LORAIN	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	816,000	67
PLANTA EN LACKWANNA	PRODUCCION Y VENTA DE PRODUCCTOS DE ACERO	533,000	96
PLANTA EN MASILION	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	114,000	79
PLANTA EN GARY	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	76,000	51
PLANTA EN ONTARIO	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	59,000	54

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	LADISLAO MONROY HORTENCIA MIRANDA GONZALEZ PICAZO PEDRO MARTIN MAYEN JOSE MANUEL BONILLA				45.00
FERROLIGAS	ARTICULOS FERROMETALES AIMCOR DE MEXICO, S.A. DIST. DE ALEACIONES METALICAS DIELS, S.A. DE C.V. CIA MINERA AUTLAN				22.00
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CTRO.				9.00
GAS NATURAL	CONSORCIO MAXI-GAS				8.00
OXIGENO	PRAXAIR, S.A. DE C.V.				1.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO				17.00
			T.C.I. TRANS. COMODITIES A.G.		12.00
			TECHINT S.A.		9.00
			HAN MOO, INC.		4.00
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		82.00
		PALANQUILLA	TRADE ARBED		
	ACEROS D.M.S.A. DE C.V.	PALANQUILLA	DUFERCO		
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO S.A.	RESINAS EPOXICAS	DUPONT POWDER COATINGS		81.00
		GRANALLA DE ACERO	WHIEELABRATOR ABRASIVES INC.		
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		59.92
ENERGIA ELECTRICA	C.F.E.				9.68
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	GFM TRADING		6.15
ELECTRODOS	UCAR CARBON MEXICANA	ELECTRODOS	SGL CARBON GROUP		1.93

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES	43	243,144	28	321,743			FORJA DE MONTEI
							GRANT PRIDECO
							PALME INTERNACI
							TUBOS Y BARRAS
TUBERIA DE ACERO C.	96	540,661	73	854,334			TUVAPASA
							TICSA
							TUCOTA
PERFILES COMERCIALE	114	457,944	155	998,297			GRUPO COLLADO
							TAM-MEX
PERFILES ESTRUCTURA	156	611,334	144	967,447			DIS.ACERO IBARR/
							ABINSA
CORRUGADO	202	746,326	135	719,119			FORTEACERO
							DIS. ACERO ANAH(
SOLERAS	138	635,617	147	931,254			OP. PROC. ACERO
							RYERSON DE MEX.
BARRAS MACIZAS	184	849,680	173	1,258,869			ACEROS LA FAMA
OTROS			4	40,641			
TOTAL		4,084,706		6,091,704			

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

CONSOLIDADO
Impresión Final

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES			280	2,478,046	USA		KREHER STEEL
					USA		NORRIS CILYNDER
					USA		MAGELLAN INTNAL
					USA		US ALLOYS
TUBERIA DE ACERO			19	302,262	USA		LB FOSTER CO
					USA		PFV SUPLY CO
PERFILES ESTRUCTURA			28	203,768	USA		CIERRA PIE
					COLOMBIA		PETROBRAS COLO
PERFILES COMERCIALE			24	149,695	USA		SIGOSA STEEL CO
CORRUGADO			73	387,650			
SOLERAS			7	43,802			
BARRAS MACIZAS			49	534,512			
TOTAL				4,099,735			

OBSERVACIONES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 3 AÑO: **2005**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	436,574,580			436,574,580	5,098,604	
TOTAL			**436,574,580**	**0**	**0**	**436,574,580**	**5,098,604**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
436,574,580

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

LOS PROYECTOS EN PROCESO AL 30 DE SEPTIEMBRE DEL 2005 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,423	98%	DICIEMBRE-05
PROYECTO RANURADO DE TUBERIA	1,038	100%	DICIEMBRE-05
PROYECTO MOLINO 48" DIAM.	17,855	6%	ENERO-07
DIVERSOS PROYECTOS EN LAS PLANTAS DE MEXICO.	13,874		
COLADA CONTINUA EN LA PLANTA DE CANTON	211,804	82%	DICIEMBRE-05
DIVERSOS PROYECTOS EN REPUBLIC	95,541		
CAMA DE ENFRIAMIENTO EN MEXICALI	29,973	90%	MARZO-06
CONSTRUCCION LINEA DE TRATAMIENTO TERMICO DE REVENIDO EN ACABADO.	2,955	30%	ENERO-06
TOTAL AL 30 DE SEPTIEMBRE DE 2005	375,463		

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **3** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 "TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS". TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO "OPERACIONES EXTRANJERAS INTEGRADAS", POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR "INPC".

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 9/11/2005 13:31

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INDUSTRIAS CH, S.A. DE C.V.
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	53102559
FAX:	53102496
DIRECCION DE INTERNET:	ichsa@prodigy.net.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICH8104249Q0
DOMICILIO FISCAL:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX

RESPONSABLE DE PAGO

NOMBRE:	LIC RUBEN AURELIO VAZQUEZ ALLENDE
DOMICILIO:	AGUSTIN MEGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL COSEJO DE ADMINISTRACION
NOMBRE:	ING. RUFINO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	C.P. SERGIO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 9/11/2005 13:31

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO:
NOMBRE:
DOMICILIO:
COLONIA:
C. POSTAL:
CIUDAD Y ESTADO: TLANEPANTLA MEX
TELEFONO:
FAX:
E-MAIL:

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: REPRESENTANTE LEGAL
NOMBRE: LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO: AGUSTIN MELGAR 23
COLONIA: FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL: 54030
CIUDAD Y ESTADO: TLANEPANTLA MEX
TELEFONO: 53102559
FAX: 53102496
E-MAIL: ichsa@prodigy.net.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:
NOMBRE:
DOMICILIO:
COLONIA:
C. POSTAL:
CIUDAD Y ESTADO: TLANEPANTLA MEX
TELEFONO:
FAX:
E-MAIL:

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO:
NOMBRE:
DOMICILIO:
COLONIA:
C. POSTAL:
CIUDAD Y ESTADO: TLANEPANTLA MEX
TELEFONO:
FAX:
E-MAIL:

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. JOSE LUIS RICO MACIEL
DOMICILIO: AGUSTIN MELGAR 23
COLONIA: FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL: 54030
CIUDAD Y ESTADO: TLANEPANTLA MEX
TELEFONO: 53102559

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 9/11/2005 13:31

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE:	LIC. JAIME VIGIL SANCHEZ-CONDE
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

LIC. HECTOR FELIPE MELGOZA MARIN
DIRECTOR ADMINISTRATIVO

C.P. SERGIO VIGIL GONZALEZ
DIRECTOR GENERAL

TLANEPANTLA, MEX, A 9 DE NOVIEMBRE DE 2005